116 West 23rd Street, 5th Floor,
New York, NY 10011

June 10, 2011

VIA EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn:  Jeffrey Jaramillo

Re:         New Energy Systems Group (the “Company”)
Form 8-K for Item 4.02
Filed May 4, 2011
File No. 001-34847

Dear Mr. Jeffrey Jaramillo:

We are responding to comments contained in the letter, dated May 6, 2011, from the United States Securities and Exchange Commission (the “SEC”) addressed to Nian Chen, the Company’s Chief Executive Officer, with respect to the Company’s Current Report on Form 8-K filed on May 4, 2011 (the “8-K”).

The Company has replied below on a comment by comment basis, with each response following a repetition of the SEC’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Form 8-K for Item 4.02 filed May 4, 2011

1. We note the disclosure of the error in accounting for the warrants issued to an IR consultant. Please tell us the periods, amounts and accounts affected by the restatements.

RESPONSE:

The Company did not record certain warrants issued to investor relation firm in connection with investor relations consulting services. The consulting agreements were for a period of one year from November 2009. The restatement reflects the fair value of the warrants of $868,872 which have been expensed over the service period. For the consolidated balance sheet as of December 31, 2010, the transaction affected additional paid in capital and retained earnings which resulted from the impact of general administrative expense in the consolidated statement of income and comprehensive income of 2010.

116 West 23rd Street, 5th Floor,
New York, NY 10011

2. We read that you will include the restated financial statements for fiscal 2010 and 2009 in an amendment to Form 10-K. We may have further comment after you file the restated financial statements.

RESPONSE:

The 8-K inadvertently stated in error that the Company will restate its financial statements for the periods ended December 31, 2010 and 2009. Rather, the Company will restate its financial statements for the period ended December 31, 2010. The Company hereby undertakes to file an Amendment to the 8-K to clarify that that the Company will restate its financial statements for the period ended December 31, 2010. The Company will also file its amendment to Form 10-K as soon as possible thereafter.

The Company acknowledges that that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Nian Chen
Nian Chen
Chief Executive Officer

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